1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

JON GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

March 26, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your telephonic comments received on March 19, 2015 regarding Post-Effective Amendment No. 57 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Small & Mid Cap Fund, Old Westbury Strategic Opportunities Fund, Old Westbury Fixed Income Fund and Old Westbury Municipal Bond Fund (each, a “Fund”), each a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2015. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Post-Effective Amendment No. 59 thereto in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

All Funds

Comment 1.	Please confirm that there are no shareholder fees associated with each Fund.

	Response 1.	We hereby confirm that there are no shareholder fees associated with any Fund.

Comment 2.	Please indicate if the Adviser can recoup fees that have been waived pursuant to each Fund’s fee waiver, and please include the terms and conditions of any such recoupment in the appropriate footnote to the “Fees and Expenses” table.

	Response 2.	Under the current contractual arrangement, the Adviser is not permitted to and will not recoup waived fees.

Comment 3.	Please confirm that in the Expense Example for each Fund the fee waiver is only applied during the contractual term of the waiver.

	Response 3.	We hereby confirm that in the Expense Example for each Fund the fee waiver is only applied during the contractual term of such waiver.

Comment 4.	Please supplementally confirm that the Registrant has considered whether each Fund’s use of derivatives and related disclosure is appropriate. Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

	Response 4.	We hereby confirm that the Registrant has considered and determined that the Fund’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Old Westbury Large Cap Core Fund

Comment 5.	The Staff notes that the “Fees and Expenses” table includes references to a footnote 2, but does not include such footnote below the table. Please either remove the references or add the relevant footnote.

	Response 5.	All references to footnote 2 have been deleted.

Comment 6.	Please explain supplementally why the “Principal Investment Strategies” section does not disclose short selling as a strategy when the waiver in footnote 1 to the “Fees and Expenses” table excludes dividend expenses associated with securities sold short.

	Response 6.	Selling securities short is not a principal investment strategy of the Fund; however, the contractual waiver contemplates excluding dividend expenses associated with securities sold short from the expense cap and this has accordingly been included in the disclosure.

Comment 7.	Given the principal investment strategy of investing in exchange-traded funds, please note that any acquired fund fees and expenses greater than 0.01% of average net assets of the Fund should be included as an “Acquired Fund Fees and Expenses” line item in the “Fees and Expenses” table.

	Response 7.	We hereby confirm that the acquired fund fees and expenses were less than 0.01% of the average net assets of the Fund.

Comment 8.	The Staff notes that although disclosure regarding the risks of investing in emerging market countries is included in the Fund’s “Principal Risks” section, such investments are not discussed in the “Principal Investment Strategies” section. If investing in emerging market countries is a principal investment strategy of the Fund, please revise the disclosure accordingly.

	Response 8.	The disclosure has been revised accordingly.

Old Westbury Large Cap Strategies Fund

Comment 9.	The Staff notes that the disclosure regarding smallest market capitalization for the S&P Global Broad Market Index differs in the “Principal Investment Strategies” sections of the Fund and the Old Westbury Large Cap Core Fund. Please reconcile the disclosures.

	Response 9.	The disclosure has been revised accordingly for both Funds.

Comment 10.	If the Fund expects to enter into credit default swaps as the seller of protection, please note that the Fund must segregate liquid assets sufficient to cover the notional value of such credit default swaps. To the extent that the Fund invests in total return swaps, please confirm that the Fund will segregate assets in accordance with Commission guidance in Investment Company Act Release 10666.

	Response 10.	We acknowledge the comment and note that to the extent the Fund enters into credit default swaps as the seller of protection or uses total return swaps, it will do so in accordance with applicable Commission and Staff guidance.

Comment 11.	Please explain why the Fund uses the S&P Global LargeCap Index as its benchmark index in the “Average Total Returns” table, when the “Principal Investment Strategies” section discloses that the Adviser defines large capitalization companies based on those that comprise the S&P Global Broad Market Index.

	Response 11.	The S&P Global Broad Market Index is not the Fund’s benchmark, but rather a specified portion of the S&P Global Broad Market Index defines the universe of companies in which the Fund may invest. In contrast, the S&P Global LargeCap Index is a broad measure of market performance which has been selected in accordance with Item 4 of Form N-1A. Accordingly, we respectfully note that we believe the use of each index is appropriate.

Old Westbury Small & Mid Cap Fund

Comment 12.	Please explain why the Fund uses the S&P Global MidSmallCap Index as its benchmark index in the “Average Total Returns” table, when the “Principal Investment Strategies” section discloses that the Adviser defines small and medium capitalization companies based on those that comprise the S&P Global Broad Market Index.

	Response 12.	The S&P Global Broad Market Index is not the Fund’s benchmark, but rather the specified portion of the S&P Global Broad Market Index defines the universe of companies in which the Fund may invest. In contrast, the S&P Global MidSmallCap Index is a broad measure of market performance which has been selected in accordance with Item 4 of Form N-1A. Accordingly, we respectfully note that we believe the use of each index is appropriate.

Old Westbury Strategic Opportunities Fund

Comment 13.	If the Fund utilizes an asset allocation strategy as a principal part of its investment process, please disclose the asset classes to which it may allocate its investments in the “Principal Investment Strategies” section.

	Response 13.	The Fund does not pursue an active asset allocation strategy as a principal part of its investment process; however, the Fund may invest opportunistically across various asset classes based on perceived investment opportunities, and accordingly, we believe that the current disclosure is appropriate.

Comment 14.	The Staff notes that the Fund invests in a subsidiary, OWF Strategic Opportunities Fund Ltd., which is a controlled foreign corporation (the “CFC”). Please disclose that the Fund complies with the investment policies and capital structure and leverage provisions of the Investment Company Act of 1940 (the “1940 Act”) (Sections 8 and 18) on an aggregate basis with the CFC.

	Response 14.	The disclosure has been revised accordingly. We would note that, although not technically subject to the requirements of the 1940 Act, the CFC generally operates as though it were an investment company subject to the provisions of the 1940 Act, including Sections 8 and 18, and is subject to compliance policies regarding the same in a comparable manner to the Fund, as applicable.

Comment 15.	Please disclose that each investment adviser to the CFC complies with the provisions of the 1940 Act that relate to CFC’s advisory contracts (Section 15). Please also note that the CFC’s advisory agreement is a material contract and should be included as an exhibit to this registration statement.

	Response 15.	We acknowledge the comment and would respectfully note that, as stated above, the CFC is not a registered investment company under the 1940 Act, and therefore, the CFC is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits an investment company from doing indirectly “through or by means of any other person” (i.e., the CFC) what it is prohibited from doing directly. As such, the CFC will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a). Further, we note that, notwithstanding the foregoing, (i) in connection with the approval of the CFC’s advisory agreement, its board and the Registrant’s Board, on behalf of the Fund, requested and evaluated, and the CFC’s investment adviser furnished, such information as was reasonably necessary to evaluate the terms of the advisory agreement; and (ii) the Registrant’s Board, on behalf of the Fund, has considered and evaluated the Fund’s overall expenses, which include the expenses of the CFC.

We hereby confirm that the CFC’s advisory agreement will be filed as an exhibit to the Registrant’s registration statement.

Comment 16.	Please disclose that the CFC complies with the provisions of the 1940 Act related to affiliated transactions and custody (Section 17) and please identify the custodian.

	Response 16.	As stated above, the CFC is not a registered investment company under the 1940 Act, and therefore, the CFC is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits an investment company from doing indirectly “through or by means of any other person” (i.e., the CFC) what it is prohibited from doing directly. As such, the Fund will not cause the CFC to engage in any activity prohibited by the 1940 Act that would violate Section 48(a) and the disclosure has been revised to so indicate.

The disclosure identifies the CFC’s custodian, Citibank, N.A.

Comment 17.	Please disclose whether the Fund has received an Internal Revenue Service (“IRS”) private letter ruling stating that income derived from the CFC is “qualifying income” under the Internal Revenue Code of 1986, as amended (the “Code”). If the Fund has not received a private letter ruling, please explain the Fund’s basis of determining that income derived from the Subsidiary is “qualifying income.”

	Response 17.	The Fund has not received an IRS private letter ruling stating that income derived from the CFC is “qualifying income” under the Code. The Fund instead will be relying on an opinion of counsel with respect to this matter.

Comment 18.	Please disclose as appropriate whether any of the CFC’s principal investment strategies or risks are principal investment strategies or risks of the Fund.

	Response 18.	The CFC’s principal investment strategies and risks are principal investment strategies and risks of the Fund, which we believe are currently appropriately reflected in the Fund’s strategy and risk disclosure.

Comment 19.	Please confirm supplementally that the financial statements of the CFC will be consolidated with those of the Fund.

	Response 19.	We hereby confirm that the financial statements of the CFC will be consolidated with those of the Fund.

Comment 20.	Please confirm supplementally that (i) the CFC’s expenses will be included in the Fund’s “Fees and Expenses” table; (ii) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (iii) the CFC and its board of directors will agree to inspection of books and records by Commission Staff; and (iv) the CFCs board of directors will sign the Fund’s registration statement.

	Response 20.	We hereby confirm that (i) the CFC’s expenses will be included in the Fund’s “Fees and Expenses” table; (ii) although not required, the CFC and its board of directors have agreed to designate an agent for service of process in the United States; and (iii) the CFC and its board of directors will agree to inspection of books and records by Commission Staff.

We respectfully acknowledge your comment requesting that the CFC’s board of directors sign the Fund’s registration statement; however, we would note that we do not believe that the board of directors of the CFC is required to sign the Fund’s registration statement. In response to a previous request from the Staff related to a controlled foreign subsidiary of another series of the Registrant, the Registrant set forth in its Response # 9 the basis for this position in correspondence dated March 15, 2013.

Comment 21.	The Staff notes that although “Non-Diversified Risk” is included as a principal risk, non-diversification is not discussed in the “Principal Investment Strategies” section. Please revise the principal investment strategies disclosure to so reflect.

	Response 21.	The disclosure has been revised accordingly.

Old Westbury Fixed Income Fund

Comment 22.	The Staff notes that the “Principal Investment Strategies” section states that “…the Adviser attempts to manage the Fund’s ‘total return’...by lengthening or shortening the average maturity of the Fund’s securities,” but does not discuss a maturity strategy. Please disclose in the “Principal Investment Strategies” section if the Fund can invest in securities of any maturity.

	Response 22.	The disclosure has been revised accordingly.

Comment 23.	Please review recent IM Guidance 2014-01 and assess the adequacy of the Fund’s disclosure to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or the impact of rising interest rates, including the potential for periods of volatility and increased redemptions. Please see IM Guidance Update No. 2014-1, Risk Management in Changing Fixed Income Market Conditions (January 2014).

	Response 23.	We have reviewed the disclosure and believe that it is appropriate.

Old Westbury Municipal Bond Fund

Comment 24.	Please review recent IM Guidance 2014-01 and assess the adequacy of the Fund’s disclosure to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or the impact of rising interest rates, including the potential for periods of volatility and increased redemptions. Please see IM Guidance Update No. 2014-1, Risk Management in Changing Fixed Income Market Conditions (January 2014).

	Response 24.	We have reviewed the disclosure and believe that it is appropriate.

Comment 25.	Please confirm that the parenthetical indicating that the Lipper Short-

Intermediate Municipal Debt Funds Index reflects no deduction for fees, expenses or income and withholding taxes in the “Average Annual Total Returns” table is accurate.

	Response 25.	We hereby confirm that the parenthetical indicating that the Lipper Short-Intermediate Municipal Debt Funds Index reflects no deduction for fees, expenses or income and withholding taxes in the “Average Annual Total Returns” table is accurate.

General

Comment 26.	If any Fund has a policy to provide notice to shareholders prior to a change to the investment objective of such Fund, please disclose that policy in the “Additional Information about the Funds – Investment Goals” section.

	Response 26.	The Board of Directors may change each Fund’s investment objective without prior notice to shareholders.

Comment 27.	If the Funds disclose their portfolio holdings on a website, please disclose the website in the “Additional Information about the Funds – Disclosure of Portfolio Holdings” section.

	Response 27.	The Funds do not have a website.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Registrant hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	a Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan H. Gaines
Jonathan H. Gaines
- 9 -